                                                     Filed by Active Voice, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                             Subject Company: Active Voice, Inc.
                                                  Commission File No.: 000-22804


Letter to Resellers regarding merger mailed on November 14, 2000.

Late last week Active Voice (Pronexus' parent company) and Cisco each announced that Cisco Systems, Inc. intends to acquire the Active Voice Corporation. This is exciting news and creates significant market growth potential (For more details, please see the press release on the front page of Active Voice's Web site at www.activevoice.com).

Cisco plans to make Active Voice's Unity(TM) product line a key component of its IP-based Architecture for Voice, Video and Integrated Data (AVVID) family of solutions.

Cisco also intends to spin off Active Voice's traditional voice messaging business into a new self-operating entity. This organization will continue to sell and support Repartee(R), PhoneSoft(TM), Lingo(TM), Replay(R), Replay Plus(R), embedded solutions, and other non-Unity products and services. Pronexus, Inc. will be part of this new entity and will continue to operate as a subsidiary. Pronexus will retain its head offices in Kanata, Ontario, Canada. We understand that as a long-time partner of Pronexus solutions, you will have questions about this important announcement. As we are able to share additional details regarding the announcement, we will communicate this information to you as quickly as possible. In the meantime, we're going forward with business as usual.

Thank you for your ongoing commitment to Pronexus Inc. Our success would not have been possible without all the hard work and effort that you have put in.

Sincerely,

Gary T. Hannah
President, Pronexus Inc.
An Active Voice Company
www.pronexus.com

Frank J. Costa
CEO and President
Active Voice Corporation
www.activevoice.com